Re:	GivBux Inc

Request for Withdrawal Filing 10-12G dated 3/21/2025

File No. 000-52142

Hello

On March 21, 2025,GivBux Inc filed a Form10-12G amendment but the document was filed as a new 19-12G. On March 24, 2025 we refiled the file as a 10-12G/A.

We therefore request that the Commission consents to the withdrawal of this erroneous file which was not properly classified.

Signed	Michael Arnkvarn (Principal Financial Officer)

GivBux Inc